UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) November 9, 2007

INDEPENDENCE HOLDING COMPANY
(Exact name of registrant as specified in its charter)

Delaware	**010306**	**58-1407235**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

96 Cummings Point Road, Stamford, Connecticut	**06902**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(203) 358-8000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

Item 2.02 Results of Operations and Financial Condition.

The information set forth under this Item 2.02 is intended to be furnished under this Item 2.02 "Results of Operations and Financial Condition." Such information, including the Exhibit attached hereto, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

On November 9, 2007, Independence Holding Company issued a news release announcing 2007 Third-Quarter and Nine-Month Results.

Item 9.01 Financial Statements and Exhibit

(c)   Exhibit:

Exhibit 99.1   News Release of Independence Holding Company dated November 9, 2007 announcing 2007 Third-Quarter and Nine-Month Results.

<u>**SIGNATURE**</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INDEPENDENCE HOLDING COMPANY

(Registrant)

/s/ *Teresa A. Herbert*   Date: <u>November 13, 2007</u>
Teresa A. Herbert
Senior Vice President and Chief Financial Officer

Exhibit 99.1

INDEPENDENCE HOLDING COMPANY   **CONTACT: DAVID T. KETTIG**
96 CUMMINGS POINT ROAD   **(212) 355-4141 Ext. 3047**
STAMFORD, CONNECTICUT 06902   www.Independenceholding.com
NYSE: IHC

NEWS RELEASE

INDEPENDENCE HOLDING COMPANY ANNOUNCES
2007 THIRD-QUARTER AND NINE-MONTH RESULTS

Stamford, Connecticut, November 9, 2007. Independence Holding Company (NYSE: IHC) today reported 2007 third-quarter and nine-month results.

Financial Results

Revenues increased 14% to $106,214,000 for the three months ended September 30, 2007 compared to revenues for the three months ended September 30, 2006 of $93,094,000. A net loss of $(.55) per share, or $(8,423,000) was recorded for the three months ended September 30, 2007, compared to income of $.27 per share, diluted, or $4,069,000 for the three months ended September 30, 2006. The 2007 third quarter net loss includes reserve strengthening net of tax of $10,526,000.

Revenues increased 18% to $320,406,000 for the nine months ended September 30, 2007 compared to revenues for the nine months ended September 30, 2006 of $271,403,000. Net income per share decreased 99% to $.01 per share, diluted, or $108,000 for the nine months ended September 30, 2007 compared to income of $.69 per share, diluted, or $10,464,000 for the nine months ended September 30, 2006.

Chief Executive Officer's Comments

Roy Thung, Chief Executive Officer, commented, "Unfortunately, we are showing a significant loss in the quarter ended September 30, 2007 after 61 consecutive quarters of positive net income. This loss is largely a result of strengthening reserves by $14.9 million pre-tax relating to medical stop-loss business written in 2006 and 2007, all of which is being reported in the 2007 third quarter. Consistent with our experience, the industry as a whole has succumbed to the pricing pressures caused by an unexpectedly long down cycle (or "soft" market) for medical stop-loss business. A leading rating agency recently commented that this market condition has placed considerable downward pressure on operational margins. The Company has been aware of these market conditions and has curtailed our growth in order to attempt to achieve higher profit margins. We believed that we had taken sufficient action to insure that business written in 2006 produced better margins than that incepting in 2005. Early indications bore this out, however, in the third quarter of 2007 the Company began experiencing adverse development on medical stop-loss business written in 2006. Such adverse development was primarily driven by the frequency and severity of claims.   While claims related to business written in 2007 have not yet developed to a level where claim development patterns would provide reliable estimates of ultimate claim levels, we believe that it is appropriate to re-estimate 2007 projected net loss ratios in this quarter to mirror developing losses with respect to business written in 2006.   Despite these adverse developments, this line has shown accumulated profitability over the last several years even in this soft market."

"Given historical trends, consolidation in the industry, and early indications as to January 2008 pricing, many in the industry are hopeful that the medical stop-loss market will see improved underwriting results on business written in 2008. Even if we start seeing some hardening, we will continue to maintain our discipline so as to improve the underwriting profitability of our business."

Mr. Thung continued, "As discussed above, the medical stop-loss business has been profitable over the last several years. Our fully insured line of business is growing and we expect higher margins in 2008 due to an increase in rates and tighter underwriting in 2007. We have improved our infrastructure and incurred substantial expenditures in this line of business in recent years to support this growth, and we are confident that expenditures will stabilize in 2008. Our fixed maturity portfolio is rated, on average, AA and the Company's mortgage security portfolio has no exposure to sub-prime mortgages. We have $1.3 billion of assets and our book value is $15.05 per share."

About Independence Holding Company

IHC is a holding company principally engaged in the life and health insurance business and the acquisition of blocks of policies through its insurance company subsidiaries (Standard Security Life Insurance Company of New York and Madison National Life Insurance Company, Inc.), its affiliate (American Independence Corp. (NASDAQ: AMIC)), and its managing general underwriters, third-party administrators, and marketing affiliates. Standard Security Life markets medical stop-loss, small group major medical, short-term medical, major medical for individuals and families, limited medical, group long and short-term disability and life, dental, vision and managed health care products. Madison Life sells group life and disability, employer medical stop-loss, small group major medical, major medical for individuals and families, short-term medical, dental, vision, credit life and disability and individual life insurance. AMIC is a holding company principally engaged in the insurance and reinsurance business through Independence American Insurance Company and its managing general underwriter division.

Certain statements in this news release may be considered forward-looking statements, such as statements relating to management's views with respect to future events and financial performance. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from historical experience or from future results expressed or implied by such forward-looking statements. Potential risks and uncertainties include, but are not limited to, economic conditions in the markets in which IHC operates, new federal or state governmental regulation, IHC's ability to effectively operate, integrate and leverage any past or future strategic acquisition, and other factors which can be found in IHC's other news releases and filings with the Securities and Exchange Commission.

INDEPENDENCE HOLDING COMPANY
THIRD QUARTER REPORT
SEPTEMBER 30, 2007
(In Thousands, Except Per Share Data)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2007	2006	2007	2006
Revenues				
Premiums earned	$ 83,553	$ 71,551	$ 248,184	$ 209,129
Net investment income	11,345	11,855	35,800	35,188
Fee income	11,007	8,791	31,540	23,904
Net realized investment gains	471	253	1,473	720
Equity income (loss) from AMIC	(696)	47	401	406
Other income	534	597	3,008	2,056
	106,214	93,094	320,406	271,403
Expenses				
Insurance benefits, claims and reserves	76,967	52,366	199,887	155,167
Selling, general and administrative expenses	38,521	31,716	109,395	90,530
Amortization of deferred acquisition costs	2,966	2,352	8,266	7,541
Interest expense on debt	1,051	990	3,169	2,821
	119,505	87,424	320,717	256,059
Income before income taxes	(13,291)	5,670	(311)	15,344
Income tax expense (benefit)	(4,868)	1,601	(419)	4,880
Net income (loss)	$ (8,423)	$ 4,069	$ 108	$ 10,464
Basic income (loss) per common share	$ (.55)	$ .27	$ .01	$ .71
Weighted average basic common shares	15,195	15,028	15,190	14,797
Diluted income (loss) per common share	$ (.55)	$ .27	$ .01	$ .69
Weighted average diluted common shares	15,195	15,235	15,302	15,117

As of November 6, 2007, there were 15,209,171 common shares outstanding, net of treasury shares.